Aqua Vault, Inc.



ANNUAL REPORT

20533 Biscayne Blvd, Ste. 4947

Aventura, FL 33180

0

TheAquaVault.com

This Annual Report is dated October 28, 2024.

BUSINESS

Aqua Vault, INC designs, manufactures and globally distributes patented portable safes and unique travel accessories. AquaVault sells and leases these proprietary products through direct to consumer and B2B sales channels.

Business Summary: AquaVault was featured on ABC's Shark Tank and secured a partnership with Investor Daymond John. Our portable safes and travel accessories are available at well established resorts, waterparks, and retailers around the world. Our customizable products have proven to be highly desired corporate gifts and promotional giveaway items.

Unique Selling Proposition: We believe AquaVault is positioned to dominate market share in the portable safe & travel accessory industry. The company has a healthy IP portfolio (trademarks, utility patents & design patents), major PR outlets, and impressive online/retail visibility. AquaVault has a track record for consistent re-orders with some of the largest hotel groups and retail chains in the nation. We are beyond the proof of concept phase and are now working towards accelerating the growth of our share of the market.

Target Markets: Direct to Consumer (Online), Hotels, Theme Parks, Water Parks, Hospitals, Colleges, Promotional Goods Suppliers, Retailers, Wholesalers, & Distributors

Previous Offerings

Name: Class B Non-Voting Shares
Type of security sold: Equity
Number of Securities Sold: 160,156
Date: November 7, 2019

Name: B Non-Voting Shares
Type of security sold: Equity
Number of Securities Sold: 93,005
Date: April 30, 2021

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

<h1 style="text-align:center">MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION</h1>

<h1 style="text-align:center">AND RESULTS OF OPERATION</h1>

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

The Company generates revenue by selling unique travel accessories and travel security products to the US and global market. US sales have historically generated 85%-90% of the companies annual sales. The company's cost of sales includes cost of goods sold as well as commissions generated to convert online traffic into paying customers.

Net sales and gross profit continued to grow significantly year over year with the company increasing both in 2023 and 2022 by 75% and 76%, respectively. Expenses did also increase, but not at the commensurate level as net sales or gross profit, thus increasing the Company's net operating income to $1035,106 and $22,886 in 2023 and 2022, respectively.

The Company's net income also continued to increased from $214,764 in 2022 to $1,163,870 in 2023.

The Company expects additional strong growth in the market as the Company continues it's branding and name recognition campaigns while simultaneously developing new projects to add to its current product lines.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $1,629,978.00. [*The Company intends to raise additional funds through an equity financing*.]

Debt

Creditor: First Home Bank (SBA loan)
Amount Owed as of December 31, 2023: $195,798
Interest Rate: Prime plus 2.75%
Maturity Date: August 14, 2028

<h1 style="text-align:center">DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES</h1>

Our directors and executive officers as of the date hereof, are as follows:

Name: Avin Samtani

Avin Samtani 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: COO / Director

Dates of Service: January, 2015 - Present

Responsibilities: Sales, Marketing, Business Development

Name: Robert Peck

Robert Peck's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO / Director

Dates of Service: January, 2015 - Present

Responsibilities: Sales, Manufacturing, Product Development, R&D, New Business/ Products

Name: Jonathan Kinas

Jonathan Kinas's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CFO / Director

Dates of Service: January, 2015 - Present

Responsibilities: Compliance, Accounting Review, Sales, Financial Statements and Outlook

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Voting Common Stock

Stockholder Name: Blue Rise, LLC (100% Owned by Robert Peck)

Amount and nature of Beneficial ownership: 612,143 shares

Percent of class: 21.51%

Title of class: Class A Voting Common Stock

Stockholder Name: Venetian Capital Partners, LLC (100% Owned by Avin Samtani)

Amount and nature of Beneficial ownership: 612,143

Percent of class: 21.51%

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

Class A Voting Common Stock

As of December 31, 2023, the amount of Class A Voting Common Stock authorized is 4,000,000 with a total of 2,288,570 outstanding.

Voting Rights

Class A Voting Common Stock shall have voting rights in the election of directors and on all other matters presented to stockholders, with each holder of Class A Voting Common Stock being entitled to one vote for each share of Class A Voting Common Stock held of record by such holder on such matters.

Material Rights

There are no material rights associated with Class A Voting Common Stock.

Class B Non-Voting Common Stock

As of December 31, 2023, the amount of Class B Non-Voting Common Stock authorized is 1,500,000 with a total of 557,166 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

There are no material rights associated with Class B Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Class B Non-Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Some of our products are still in prototype phase and might never be operational products It is possible that some new products may never be an operational or that the product's may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage for some new products we are adding to our line. Delays or cost overruns in the development and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated production hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with No Voting Rights The Class B Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying Class B Non-Voting Common Stock as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. For Example if people decide that traveling to resorts worldwide is too dangerous we may experience a decline in interest in our products and services. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns numerous trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on AquaVault, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on AquaVault, Inc. could harm our reputation and materially negatively impact our financial condition and business. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right. We are backed by an SBA loan. The SBA loan is secured by the business with personal guarantees from the founders. The SBA loan was taken out to scale production. This was the cheapest money available to businesses. Its a 10 year note at prime plus 2.75%. We are on automatic payments and plan to aggressively pay this down as soon as possible.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on October 28, 2024.

Aqua Vault, Inc.

By   /s/ *Robert Peck*

      Name: Aqua Vault Inc

      Title: CEO

Exhibit A

FINANCIAL STATEMENTS



AQUA VAULT, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

FOR THE YEARS ENDED
DECEMBER 31, 2023 AND 2022

AQUA VAULT, INC.
TABLE OF CONTENTS

AQUA VAULT, INC.
BALANCE SHEETS (UNAUDITED)

As of December 31,	2023	2022
ASSETS		
Current Assets:		
Cash	1,629,978	606,857
Inventories	491,924	967,118
Accounts receivable, net	590,681	167,899
Other assets	36,990	15,813
Total current assets	2,749,573	1,757,687
Intangible assets	19,455	23,379
Total assets	**2,769,028**	**1,781,066**
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
LIABILITIES		
Current liabilities:		
PPP Loan	28,316	54,862
Current liabilities	590,018	704,620
Total current liabilities	618,334	759,482
Long term debt	195,798	226,558
Total Liabilities	**814,132**	**986,040**
STOCKHOLDERS' EQUITY (DEFICIT)		
Class A Par Value ($0.0001 par value, 4,000,000 Shares authorized; 2,288,570 issued)	229	229
Class B Par Value ($0.0001 par value, 1,500,000 Shares authorized; 557,166 issued)	56	56
Additional paid in capital	1,779,101	1,783,101
Retained Earnings / (Accumulated Deficit)	175,510	(988,360)
Total stockholders' equity (deficit)	**1,954,896**	**795,026**
Total liabilities and stockholders' equity (deficit)	**2,769,028**	**1,781,066**

For The Year Ended December 31,		2023		2022
Revenue, net	$	9,808,688	$	5,604,978
Cost of goods sold		4,524,911		2,570,558
Gross Profit		5,283,777		3,034,420
Operating expenses				
Sales and marketing		2,696,349		1,822,539
General and administrative		1,552,322		1,188,995
Total operating expenses		4,248,671		3,011,534
Operating income / (loss)		1,035,106		22,886
Other income, net		151,735		210,532
Interest expense		(22,971)		(18,654)
Net income	$	**1,163,870**	$	**214,764**

	Class A Common Stock	Class B Common Stock	Additional Paid in Capital	Retained Earnings / (Accumulated Deficit)	Total Equity
Balance at December 31, 2021	$ 229	$ 56	$ 1,797,633	$ (1,203,124)	$ 594,794
Legal Costs	-	-	(14,532)	-	(14,532)
Net income	-	-	-	214,764	214,764
Balance at December 31, 2022	$ 229	$ 56	$ 1,783,101	$ (988,360)	$ 795,026
Legal Costs	-	-	(4,000)	-	(4,000)
Net income	-	-	-	1,163,870	1,163,870
Balance at December 31, 2023	**$ 229**	**$ 56**	**$ 1,779,101**	**$ 175,510**	**$ 1,954,896**

For The Year Ended December 31,		2023		2022
Cash flows from operating activities:				
Net income	$	1,163,870	$	214,764
Adjustments to reconcile net income to net cash provided by operating activities:				
Amortization		3,924		3,924
Changes in operating assets and liabilities:				
Accounts receivable, net		(422,782)		(121,937)
Inventories		475,194		14,606
Other assets		(21,177)		(12,163)
Current liabilities		(114,602)		340,156
Net cash provided by operating activities		**1,084,427**		**439,350**
Cash flows from financing activities:				
Repayments to First Home Loan		(30,760)		(31,391)
Repayments to PPP Loan		(26,546)		(7,638)
Legal Costs		(4,000)		(14,532)
Cash used in financing activities		**(61,306)**		**(53,561)**
Net Increase in cash		1,023,121		385,789
Cash - beginning of year		606,857		221,068
Cash - end of year	$	**1,629,978**	$	**606,857**
Supplemental disclosure of cash flows:				
Cash paid during the year for interest	$	**22,971**	$	**18,654**

1.   SUMMARY

Aqua Vault, Inc, formerly known as Aqua Vault, LLC was formed on March 7, 2011 in the State of Florida. On July 18, 2019, Aqua Vault, LLC converted to Aqua Vault, Inc., a Delaware Corporation (collectively, the "Company"). The Company's headquarters are located in Aventura, Florida.

The Company is in the business of creating, manufacturing and distributing unique portable security devices and various innovative travel accessories. The objective is to deliver an ever growing travel and security product line to customers through B2B and B2C sales channels under the AquaVault brand. Customers include various retail partners, resorts & hotels, cruise lines, end user e-commerce channels, global distribution partners, as well as wholesale accounts.

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements incorporate the accounts of the Company and have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Accordingly, actual results could differ from those estimates.

Cash

Cash represents deposits held at financial institutions.

The Federal Deposit Insurance Corporation insures certain of the Company's bank accounts up to a maximum of $250,000 in each bank. From time to time, the Company maintains cash balances at a financial institution in excess of federally insured amounts. The Company mitigates this risk by depositing funds in financial institutions that management believes are financially sound.

Accounts Receivable

Accounts receivable consists of sales to customers. In evaluating the collectability of accounts receivable, the Company analyzes its past history and identifies trends in order to estimate the appropriate allowance for doubtful accounts, which reduces the carrying amount of receivables. Accounts receivable are charged against the allowance when substantially all collection efforts cease. Recoveries of accounts receivable previously charged off are recorded when received. As of December 31, 2023 and 2022, the Company's allowance for uncollectible receivables were in the amount of $0 and $0, respectively. Additionally for the years ended December 31, 2023 and 2022, the Company incurred bad debt expense in the amount of $6,779 and $0, respectively.

Inventories

Inventories are recorded at the lower of cost or net realizable value. The weighted average method is used to determine the cost of inventory, which includes costs of in-bound freight. The Company's inventory only consists of finished products.

Intangible Assets

Intangible assets with finite lives are capitalized and amortized over the estimated useful lives using the straight-line method. The Company capitalizes patent filing fees and it expenses legal fees, in connection with internally developed pending patents. The Company also will capitalize patent defense costs to the extent these costs enhance the economic value of an existing patent. Patent are amortized over the expected period to be benefited, not to exceed the patent life.

As of December 31, 2023 and 2022, patent costs were in the amount of $21,659. Amortization of patent costs amounted to $1,524 for both the years ended December 31, 2023 and 2022.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is established for net deferred tax assets not expected to be realized by the Company.

The Company's tax returns are subject to examination by federal and state taxing authorities. Due to many types of transactions are susceptible to varying interpretation under federal and state income tax laws and regulations, the amounts reported in the accompanying financial statements may be subject to change at a later date upon final determination by the respective taxing authorities. The Company assessed the tax positions of its federal, state and local tax returns for its open tax years and concluded it has no material uncertain tax liabilities to be recognized.

Revenue & Expense Recognition

The Company recognizes revenue when the customer takes physical control. Any fees charged to customers for delivered are a component of the transaction price and are recognized when delivery has been completed. The Company utilizes the delivery information at the individual contract level to determine when to recognize revenue for delivered projects and any related delivery fee revenue.

Expenses are recognized as incurred.

Cost of Sales

Costs of goods sold include the cost of purchases, freight and delivery, inventory shrinkage, markdowns and warehouse fees.

Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participates on the measurement date. To measure fair value, a three -tier valuation hierarchy is utilized based upon observable and non-observable inputs. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Prices determined using other significant observable inputs. Observable inputs that other market participants would use in a pricing an asset or liability, including quoted prices for similar assets or liabilities.

Level 3—Prices determined using significant unobservable inputs. Unobservable inputs reflecting the Company's own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Assets and liabilities that are measured at fair value on a nonrecurring basis are remeasured when the derived fair value is below the carrying value on the accompanying financial statements. Nonrecurring assets and liabilities are not periodically adjusted from the carrying value to fair value, except in the event of impairment. When an impairment is determined to have occurred, the carrying value is reduced to the fair value.

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash, accounts receivable, other current assets and other current liabilities approximate fair value due to the short-term nature of such instruments. If these instruments were measured at fair value in the accompanying financial statements, they would be classified as Level 1 in the fair value hierarchy.

Long term debt is presented at carrying value on the accompanying financial statements. Management believes the carrying value to approximate the fair value. If the long term debt was recorded at fair value, it would be classified as Level 2 in the fair value hierarchy.

3. STOCKHOLDERS' EQUITY

Common Stock

On July 18, 2019 the Company underwent a corporate restructuring and Aqua Vault LLC's membership interests were extinguished and Aqua Vault Inc issued shares of stock. As part of the corporate restructuring, the Company authorized 4,000,000 shares of Class A Voting Common Stock with a par value of $0.0001 and 500,000 shares of Class B Non-Voting Common Stock with a par value of $0.0001.

On November 4, 2020, the Company increased its authorized Class B Non-Voting Common Stock with a par value of $0.0001 by 1,000,000 shares.

As of December 31, 2023, the Company had 2,288,570 and 557,166 shares issued and outstanding for Class A Voting Common Stock and Class B Non-Voting Common Stock, respectively.

4.   DEBT

First Home Loan (SBA Loan)

On August 14, 2018, the Company entered into a 120-month term loan agreement with First Home Bank (the "First Home Loan") in the amount of $350,000. As of December 31, 2023 and 2022, the First Home Loan had an outstanding balance in the amounts of $195,798 and $226,558, respectively. The First Home Loan bears a variable interest rate equal to Prime plus 2.75% (initially 7.75%), which resets quarterly and requires monthly payments in the amount of $4,194. The First Home Loan matures on August 14, 2028. For the years ended December 31, 2023 and 2022, the Company incurred interest expense in the amount of $22,585 and $16,967, respectively.

The First Home Loan is collateralized by all assets of the Company. Additionally, the First Home Loan is personally guaranteed by two of the Company's officers, Robert Peck and Avin Samtani.

Payment Protection Program Loan

On February 1, 2021, the Company received a loan from Bank of America in the amount of $62,500 under the Paycheck Protection Program (the "PPP Program") established by the Coronavirus Aid, Relief and Economic Security Act (the "Cares Act"). The Cares Act provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after eight weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the eight-week period.

The unforgiven portion of the loan is payable over two years at an interest rate of 1%, with a deferral of payments for the first six months. The Company intends to use the proceeds for purposes consistent with the PPP Program. The Company does not believe that its will meet the conditions for forgiveness of the loan.

For the years ended December 31, 2023 and 2022, the Company incurred interest expense in the amount of $387 and $1,638, respectively.

5.   INCOME TAXES

The Company incurred a tax provision for the years ended December 31, 2023 and 2022 in the amounts of $43,976 and $3,929, respectively.

As of December 31, 2023, the Company had incurred and not utilized net operating losses in the aggregate amount of approximately $111,289 and can be carried forward indefinitely. The net operating losses applied at the federal statutory rate of 21% provide a deferred tax asset to the Company in the amount of approximately $23,371.

6.   **CONTINGENCIES**

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. As of December 31, 2023 and 2022, there was no adverse impact to the Company.

7.   **SUBSEQUENT EVENTS**

The Company has evaluated subsequent events for recognition and disclosure through April 30, 2024, which is the date the financial statements were available to be issued.

CERTIFICATION

I, Robert Peck, Principal Executive Officer of Aqua Vault, Inc., hereby certify that the financial statements of Aqua Vault, Inc. included in this Report are true and complete in all material respects.

Robert Peck

CEO